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ANNUAL AUDITED REPORT
SEC Mail Processing
FORM X-17A-5   Section
PART III   MAR 02 2011

SEC FILE NUMBER
8-67705

FACING PAGE
Washington, DC
Information Requested of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder
110

REPORT FOR THE PERIOD BEGINNING · **01/01/10**   AND ENDING   **12/31/10**
  —————————————————— —————————
                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Moelis & Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)
399 Park Avenue, 5th Floor
                                (No. and street)

New York   **New York**   **10022**
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph W. Simon   **212-883-3837**
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name – if individual, state last, first, middle name)

Two World Financial Center   **New York**   **NY**   **10281**
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

AFFIRMATION

I, Joseph Simon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Moelis & Company LLC as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph Simon
Chief Financial Officer

Subscribed and sworn to before me
this 23rd day of February 2011:

Notary Public

KAREN P. NG
Notary Public, State of New York
No. 01NG6070434
Qualified in Queens County
Commission Expires Mar. 4, 20_14_

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

SEC Mail Processing
Section

MAR 02 2011

Washington, DC
110

INDEPENDENT AUDITORS' REPORT

To the Member of Moelis & Company LLC
New York, New York

We have audited the accompanying statement of financial condition of Moelis & Company LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Moelis & Company LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2011

Member of
Deloitte Touche Tohmatsu

Moelis & Company LLC
Statement of Financial Condition
As of December 31, 2010

Assets

Cash and cash equivalents	$	177,812,610
Investments at fair value (cost basis $1,080,000)		1,080,000
Accounts receivable (net of allowance for doubtful accounts of $1,980,603)		11,765,691
Accrued revenue		2,809,638
Due from affiliate		836,052
Prepaid expenses		111,083
Equipment and leasehold improvements (net of accumulated depreciation and amortization of $14,454)		189,191
Other assets		104,178
Total assets	$	194,708,443

Liabilities and member's capital

Due to affiliate	$	108,458,540
Deferred revenue		2,077,083
Accounts payable and accrued expenses		668,120
Total liabilities		111,203,743
Member's capital		83,504,700
Total liabilities and member's capital	$	194,708,443

See notes to financial statement.

1. ORGANIZATION

Moelis & Company LLC (the "Company") is a Delaware limited liability company providing financial advisory and capital raising services to a broad client base including corporations, institutions and governments. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is a wholly-owned subsidiary of Moelis & Company Holdings LLC ("Holdings"), a Delaware limited liability company.

On July 17, 2009, the Company was registered as a foreign company in Australia with the Securities and Investments Commission ("ASIC"), thereby allowing the Company to conduct certain investment banking activities in Australia. On August 1, 2010, the Company deregistered as a foreign company in Australia.

On October 12, 2010, the Company received authorization from the Dubai Financial Services Authority to operate as an authorized firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2010, the Company had $171,169,884 invested in a US government money market fund held within a single financial institution. Additionally, the Company had cash of $6,642,726 maintained in bank accounts, some balances exceeding the FDIC coverage limit of $250,000.

Fair Value of Financial Instruments – The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial instruments include cash and cash equivalents, receivables, investments and certain other assets and liabilities. The carrying value of certain instruments has been determined to approximate fair value since they are short-term in nature and, to the extent they bear interest, are floating rate instruments.

Investments – Investments are reflected on the Statement of Financial Condition at fair value. The fair values assigned to the Company's investments are based upon available market information and may not represent the amount which is ultimately realized. Due to the absence of readily determinable fair values and the inherent uncertainty of valuations, the estimated fair values for private investments may differ significantly from values that would have been used had a ready market for the securities existed, and the differences could be material.

Accounts Receivable, Accrued Revenue and Allowance for Doubtful Accounts – The accounts receivable balance shown in the Statement of Financial Condition is presented net of allowance for doubtful accounts based on the Company's assessment of the collectability of customer accounts. Accrued revenue is recorded for revenue earned but not billed.

The Company maintains an allowance for doubtful accounts that, in management's opinion, provides for an adequate reserve to cover any losses that may be incurred upon collection.

The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company.

Equipment and Leasehold Improvements – Equipment consists primarily of office equipment, computer equipment, and furniture and fixtures and is stated at cost less accumulated depreciation, which is determined using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost less accumulated amortization, which is determined using the straight-line method over the lesser of the term of the lease or the estimated useful lives of the assets.

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation or amortization are removed from the Statement of Financial Condition.

Revenue Recognition – The Company recognizes revenue as follows:

Investment Banking Revenue

Advisory Fees – The Company recognizes revenues from providing advisory services for corporate finance transactions when earned. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Deferred revenue is recorded for fees received that have not yet been earned.

Underwriting Revenue – Underwriting revenue is recognized on the offering date of an underwriting transaction.

Interest and Dividend Income – Interest and dividend income is recognized on an accrual basis.

Equity-based compensation – The Company is allocated equity-based compensation expense through the services agreement with Holdings as discussed in Note 7. Holdings is the issuer of equity awards to employees. Upon joining the Company, certain senior management members are granted Management units in return for providing future employment related services to the Company. In addition, Management units are granted as part of management members' year-end incentive compensation. The Company recognizes the cost of employee services received in exchange for an award of an equity instrument based on its grant-date fair value. The fair value is amortized over the period during which the employee is required to provide service (usually the vesting period). Such amounts are recognized by the Company as service agreement expenses and an increase to member's capital on the accompanying Statement of Financial Condition. As of December 31, 2010, there are estimated unrecognized compensation expenses related to unvested awards issued by Holdings, a portion of which will be allocated to the Company in the future based upon the services agreement.

Income Taxes – No provision for income taxes have been made in the accompanying Statement of Financial Condition. The Company is a single member LLC, which is a disregarded entity for tax purposes. Holdings, as the Company's sole member, is responsible for reporting income or losses to the extent required by federal, state and local income tax laws and regulations, resulting from its ownership interest in the Company.

All tax years from the commencement of the Company's operations on December 13, 2007 are considered open and subject to examination by U.S. federal, state and local tax authorities. The

Company is organized as a limited liability company, which reports its income and expenses on an accrual basis. Certain state and local tax authorities levy taxes on the Company based on its income.

The Company will continue to review the conclusions reached regarding uncertain tax positions, which may be subject to review and adjustment at a later date based on on-going analyses of tax laws, regulations and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax positions changes, such changes in estimate will be recorded in the period in which such determination is made. The Company recognizes tax-related interest and penalties, if applicable, as a component of income tax expense. For the year ended December 31, 2010, no such amounts were recognized.

Use of Estimates – The preparation of the Statement of Financial Condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

In preparing the financial statement, management makes estimates and assumptions regarding:
- Valuations of financial instruments;
- The adequacy of the allowance for doubtful accounts;
- Measurement of share-based payments; and
- Other matters that affect the reported amounts and disclosures of contingencies in the financial statement.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 ("ASU 2010-06"), *Improving Disclosures about Fair Value Measurements*, which, among other things, amends ASC 820 to require entities to separately present purchases, sales, issuances, and settlements in their reconciliation of Level 3 fair value measurements (i.e., to present such items on a gross basis rather than on a net basis), and which clarifies existing disclosure requirements provided by ASC 820 regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value for measurements that fall within either Level 2 or Level 3 of the fair value hierarchy. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements (which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years). The adoption of ASU 2010-06 did not have a material effect on the Company's financial statement disclosures.

4. INVESTMENTS

The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is impacted by a number of factors, including the type of investments, the characteristics specific to the investments, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an

orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical investments that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 include listed equity securities and listed derivatives. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are observable for the investments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include publicly-traded securities with restrictions on disposition.

Level 3 – Pricing inputs are unobservable for the investments and include situations where there is little, if any, market activity for the investments. The inputs into the determination of fair value require significant judgment or estimation by the Company's management. The types of investments which would generally be included in this category include debt and equity securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the levels in the above fair value hierarchy into which the Company's investments fall as of December 31, 2010:

	Total	Level 1	Level 2	Level 3
US Government Money Market Fund	$171,169,884	$171,169,884	$ -	$ -
Non-publicly traded investment	1,080,000	-	-	1,080,000
Total cash equivalents and investments	$172,249,884	$171,169,884	$ -	$ 1,080,000

The changes in the Company's investments classified as Level 3 are as follows for the year ended December 31, 2010:

Balance, beginning of year	$ -
Purchases	6,080,000
Sales	(5,000,000)
Realized gains (losses)	-
Unrealized gains (losses)	-
Balance, end of year	$ 1,080,000

Change in unrealized gains (losses) included in earnings related to investments held at the reporting date	$ -

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements, net at December 31, 2010, consist of the following:

	Useful Lives	Amount
Office equipment	3 Years	$ 96,941
Furniture and fixtures	3 Years	6,042
Leasehold improvements	31 months	100,662
Total		203,645
Less accumulated depreciation and amortization		(14,454)
Equipment and leasehold improvements, net		$ 189,191

6. MEMBER'S CAPITAL

The total amount of capital contributions recorded by the Company for the year ended December 31, 2010 is $38,043,650 which represents non-cash contributions primarily in connection with service agreement expense arrangements.

For the year ended December 31, 2010, the Company made capital distributions totaling $233,050,036 to Holdings.

7. RELATED-PARTY TRANSACTIONS

The Company entered into a services agreement ("Agreement") as of October 1, 2007 with Holdings, under which Holdings provides services to the Company relating to office and facilities, clerical and ministerial services, travel and entertainment, recruiting, office equipment and supplies, human resources, compensation, organizational and start-up services. As consideration for such services, Holdings charges the Company agreed-upon service fees, which have been determined based upon the parties' estimates of the value of the goods and services provided. Such fees are subject to periodic adjustment based on good faith negotiation between the parties, taking into

consideration the relative costs and benefits of the services. The parties to the Agreement agreed that the Company has no obligation to any third party for the services that Holdings provides and that Holdings is solely responsible for any amounts owed relating to costs incurred by it in providing services to the Company.

As of December 31, 2010, Due to affiliate includes $107,751,556 owed to Holdings primarily in connection with services agreement arrangements. Additionally, the Company owes $706,984 to Moelis & Company UK LLP in connection with transfer pricing. Due from affiliate reflects $836,052 in connection with transfer pricing owed to the Company from an affiliated entity. Transfer pricing entries are made to reflect the allocation of resources in cross border transactions.

The Company incurred professional fees of $81,877 for legal services performed by a member of Holdings who also serves as legal counsel to the Company.

8. COMMITMENTS AND CONTINGENCIES

Leases – The Company rents Dubai office space according to an operating lease with an expiration date of April 30, 2013.

The future minimum rental payments required under the operating lease in place at December 31, 2010 are as follows:

Fiscal Year Ended	Amount
2011	$ 139,047
2012	208,571
2013	69,524
Total	$ 417,142

Contractual Arrangements – In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to indemnifications to be remote.

Legal –The Company is not party to any legal action, nor to management's knowledge has the Company been threatened with the commencement of any such action.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital of $128,348,960, which was $125,279,610 in excess of its required net capital of $3,069,350. The Company's ratio of aggregate indebtedness to net capital was 0.359 to 1.

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company and, other than as described below, has determined that there were no subsequent events requiring recognition or disclosure in the financial statement.

In January 2011, the Company transferred $145,000,000 of cash to its parent, of which $107,751,556 related to the Company's settlement of its payable to Holdings and $37,248,444 was a capital distribution.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2011

Moelis & Company LLC
399 Park Avenue, 5th Floor
New York, New York 10022

In planning and performing our audit of the financial statements of Moelis & Company LLC (the "Company") as of December 31, 2010 (on which we issued our report dated February 23, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3,. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

MOELIS & COMPANY LLC
(SEC I.D. No. 8-67705)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

File pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT